

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Mr. Zhang Baocai
Director and Company Secretary
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re: Yanzhou Coal Mining Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 001-14714**

Dear Mr. Zhang:

We issued comments to you on the above captioned filing on September 1, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 12, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 12, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenifer Gallagher, staff accountant at (202) 551-3706 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director